Exhibit 99.1

Aether Global Innovations Corp. and Idroneimages Ltd. To Hold An Online Networking Event Around Drone and UAV Beyond Visual Line of Site (BVLOS) Regulations on January 24, 2024

Both companies will engage with BVLOS regulatory consultants from around the globe to better understand the regulatory pathway for their clients.

Vancouver, B.C. – December 7, 2023 – Aether Global Innovations Corp. Inc. (CSE: AETH) (OTCQB: AETHF) (Frankfurt: 4XA WKN# A2N8RH) (“Aether Global”, “AETH”, or the “Company”), a drone management and automation company, and Idroneimages Ltd (“IDIPLOYER”), an automated drone base station and flight solutions company, announced today that it will hold an online networking event with leading Beyond Visual Line of Site (BVLOS) regulatory consultants and technology providers to advance both companies knowledge and understanding around regulatory pathways for their clients.

Drones and unmanned aircraft vehicle (UAVs) are beginning to play more and more important roles within our communities from security services to humanitarian aid support, from land management to critical infrastructure monitoring and surveillance. Governments around the globe are beginning to ease restrictions for businesses and organizations interested in automating drones and UAVs operated from remote locations, often beyond visual line of sight. However, each world government has specific restrictions and requirements that need to be followed by businesses, pilots and drone management operators.

The January 24th online networking event will bring together BVLOS regulatory consultants and technology providers who will provide insights to their specific country’s BVLOS regulations, as well as ideas around navigating the regulatory process within their geography. IDIPLOYER and Aether Global have been working with several BVLOS regulatory consultants with existing clients. Both firms look to expand their knowledge in all areas of the globe, allowing their clients in oil and gas, energy, land management, forestry and agriculture, and border security to comply with these BVLOS regulations, while making the skies a safer place for all.

“We’ve built up a large global network of BVLOS regulation consultants, who have been working with us around these regulatory challenges in UK, EU and the Americas,” shared Peter Campbell, Founder & CEO of IDIPLOYER. “As we move forward with our automated drone management and monitoring business, with our partner Aether Global, we felt it importance to bring other global BVLOS consultants into our network from the Americas, Asia Pacific, Europe, Middle East and Africa (EMEA). Their insights will be vital as we work with government leaders and companies across a variety of business sectors.”

If you are a BVLOS regulatory consultant and want to participate in this online networking event on Wednesday, January 24 at 3pm UK/GMT, please register at https://hopin.com/events/idi-bvlos-event-2024 to attend.

About Aether Global Innovations Corp.

Aether Global Innovations Corp. is an innovative UAV and drone management and operations services company that focuses in three areas for critical infrastructure and large public and private facilities. These three areas include (i) drone management and surveillance monitoring, (ii) automation and integration for flight planning, new, innovative sensor payloads, stand-alone power source and (iii) drone base station infrastructure and technology for autonomous self-landing, power charging, and take off. www.aethergic.com

About Idroneimages ltd (IDIPLOYER)

Backed up by 5 years of Drone Pilot Experience IDIPLOYER set out to solve a problem, how to automate commercially available drones. Using this experience and the technical knowledge within their team they set about prototyping and testing basic automation workflows. Following successful tests with the DJI Mavic 2 they rapidly went into production. The IDIPLOYER NeXus and NeXus Plus was born and is now shipped globally to clients automating operations across industries including energy, infrastructure and construction. www.idiployer.com

ON BEHALF OF IDRONEIMAGES AND AETHER GLOBAL BOARD OF DIRECTORS

Philip Lancaster, CEO & President

Aether Global Innovations Corp.

info@aethergic.com

Peter Campbell, Founder & CEO

Idroneimage Ltd.

support@idiployer.com

Forward Looking Statements

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, use of proceeds, corporate vision, proposed acquisitions, partnerships, joint-ventures and strategic alliances and co-operations, budgets, cost and plans and objectives of or involving the Company. Such forward looking information reflects management’s current beliefs and is based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “predicts”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. A number of known and unknown risks, uncertainties and other factors may cause the actual results or performance to materially differ from any future results or performance expressed or implied by the forward-looking information. These forward – looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of the Company including, but not limited to, the impact of general economic conditions, industry conditions and dependence upon regulatory approvals. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities laws.